UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

P.A.N. Securities, LP

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue, 16ᵗʰ Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   (212) 897-1688
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

P.A.N. Securities, LP

Statement of Financial Condition
December 31, 2017

P.A.N. Securities, LP

_____

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Partner's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] Report of Independent Registered Public Accounting Firm Regarding
      Rule 15c3-3 Exemption Report.
[ ] Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*







AFFIRMATION

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to P.A.N. Securities, LP for the year ended December 31, 2017, is true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

02/28/18.

Notary Public

SAMANTHA DELBIANCO
Notary Public - State of Florida
Commission # FF 228680
My Comm. Expires May 10, 2019

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To P.A.N. Securities, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of P.A.N. Securities, LP (the "Partnership") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Partnership's auditor since 2014.

EISNERAMPER LLP
New York, New York
February 28, 2018

P.A.N. Securities, LP

Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 4,341,282
Accounts receivable	2,919,527
Due from related party	1,209,295
Other assets	8,268
Total assets	$ 8,478,372

Liabilities and Partner's Equity

Accrued expenses	$ 21,526
Deferred revenue	3,000
Total liabilities	24,526
Partner's equity	8,453,846
Total liabilities and partner's equity	$ 8,478,372

The accompanying notes are an integral part of this financial statement.

1.   Nature of Operations

P.A.N. Securities, LP (the "Partnership"), a wholly-owned subsidiary of Portware, LLC (the "Parent" or "Portware"), is a limited partnership whose operations consist of providing access to trade routing software to broker-dealers and their customers. The Partnership's customers consist solely of registered broker-dealers. FactSet Research Systems, Inc., a leading provider of integrated financial information and analytical applications to the global investment community owns all membership interests of the Parent.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2.   Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The Partnership's revenue is primarily derived from providing access, maintenance and professional services ("AMPS") to the broker-dealer community for ongoing integration of their offerings from a licensing agreement with Portware. The Partnership uses contracts as evidence of an arrangement for AMPS.

AMPS revenues are recognized when the broker's offering is successfully integrated into a version for a specific client of Portware. Fixed AMPS fees are charged on a monthly basis and recognized as earned each month.

Transactional based AMPS revenues are calculated based on the number of shares transacted during a given month. Revenues are recognized in the month that the transactions are completed however, in circumstances where the monthly and annual fees are in excess of agreed upon thresholds, revenues are annualized and recognized pro rata on a monthly basis throughout the term of the contract.

Accounts Receivable and Allowance for Doubtful Accounts
The Partnership considers all accounts receivable at December 31, 2017 to be collectible and no allowance for doubtful accounts is deemed necessary.

Fair Value of Financial Instruments
At December 31, 2017, the carrying value of the Partnership's financial instruments, such as accounts receivable, due from related party and accrued expenses, approximate fair value due to the nature of their short term maturities.

2. **Summary of Significant Accounting Policies (continued)**

Deferred Revenue
Deferred revenue represents amounts received in advance of future services to be provided.

Income Taxes
The Partnership is a disregarded entity for tax purposes and is not subject to federal, state and local income taxes. The Partnership's income is included in the taxable income of the taxable entity that beneficially owns the Partnership. The entity which beneficially owns the Partnership is responsible for taxes on its share of the Partnership's taxable income.

At December 31, 2017 management has determined that the Partnership had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Due from Related Party
Due from related party represents amounts advanced to the Parent that will be offset against future distributions.

3. **Transactions with Related Parties**

The Partnership's Parent provides administrative services under an expense sharing agreement, including payroll allocations and other operating expenses, for approximately $37,000 per month, which expires in December 2017. This agreement renews yearly and is reviewed periodically.

4. **Regulatory Requirements**

The Partnership, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Partnership's net capital was approximately $4,317,000, which was approximately $4,312,000 in excess of its computed minimum capital requirement of approximately $5,000.

The Partnership does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

5. **Concentrations**

For the year ended December 31, 2017, approximately 44% of the Partnership's revenues were from five customers. Accounts receivable from these customers was approximately $1,300,000 as of December 31, 2017.

The Partnership maintains its cash balances at two financial institutions, but does not consider itself at risk in this regard. The Partnership is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses on these balances.

6. **New Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue Recognition (Topic 606): Revenue from Contracts with Customers. The updated guidance requires an entity to recognize revenue as performance obligations are met, in an amount that reflects the consideration the entity is entitled to receive for transfer of the promised goods or services. The standard is effective for interim and annual reporting periods beginning after December 15, 2017 and may be applied retrospectively or through a cumulative effect adjustment to retained earnings at the date of adoption. The Partnership adopted the new revenue guidance on January 1, 2018 using the modified retrospective approach. The impact of adoption was not material to the Partnership's financial condition, results of operations, equity or cash flows.

7. **Subsequent Events**

The Partnership distributed $5,300,000 to its Parent, consisting mainly of profits earned in 2017 in the ordinary course of business of which $1,209,295 will be used to offset the balance due from related party.